Exhibit 99.1

Strongbridge Biopharma plc Provides Update on Corporate Progress

Strongbridge Advances Clinical Development of Rare Endocrine Disease Portfolio

with COR-003, COR-004 and COR-005

Strongbridge Expands Key Functional Area Expertise with Senior Hires

Strongbridge Provides Update on Cash Position

November 18, 2015 — Dublin, Ireland and Trevose, Pa., — Strongbridge Biopharma plc (NASDAQ: SBBP) today announced an update on corporate progress.

“Strongbridge has made significant progress in a short amount of time executing against its strategic plan to become a leader in providing innovative therapeutic options to patients with rare endocrine disorders and other rare diseases,” said Matthew Pauls, president and chief executive officer of Strongbridge Biopharma. “With the recent successful completion of several important corporate initiatives, including two transactions for COR-004 and COR-005, re-domiciliation to Ireland and our U.S. public offering, Strongbridge is focused on accelerating the development of its rare endocrine disease portfolio,” Pauls added.

Strongbridge Advances Clinical Development of Rare Endocrine Disease Portfolio with COR-003, COR-004 and COR-005

Strongbridge’s lead product candidate, COR-003 (levoketoconazole), is currently being studied in a pivotal Phase 3 clinical trial for the treatment of endogenous Cushing’s Syndrome. Patient enrollment in the Phase 3 trial continues to progress. As previously stated, the Company expects to report top-line data during the first half of 2017 and to file for regulatory approval in the second half of 2017. For more information about the trial, visit: http://cushingssyndromestudy.com/.

Results from a secondary efficacy analysis of the completed Phase 2 trial for COR-004, a novel second-generation antisense compound, which is in clinical development for acromegaly and designed to block the synthesis of growth hormone receptor (GHr) thereby reducing levels of insulin-like growth factor-1 (IGF-1) in the blood, were recently presented at the Society for Endocrinology BES2015 conference. These data provide further evidence for the efficacy of COR-004 and its ability to inhibit growth hormone receptor (GHR) expression.

COR-003 and COR-005, a next-generation somatostatin analog (SSA) with a unique receptor affinity profile, being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s disease and neuroendocrine tumors, have received orphan designation from both the European Medicines Agency and the U.S. Food and Drug Administration.

The Company is pursuing orphan designation for COR-004, and engaging with regulatory agencies to determine future development plans.

Strongbridge Expands Key Functional Area Expertise with Senior Hires

Strongbridge has expanded its clinical development, regulatory affairs, operations and finance teams to help execute against the Company’s strategic plans. Recently, the Company welcomed Fredric Cohen, M.D., vice president, clinical research & development; James R. Englund, CPA, CMA, vice president, corporate controller; Susan Thornton, vice president, regulatory affairs; and Peter J. Valentinsson, vice president, global technical operations.

•                  Fredric Cohen, M.D., is an endocrinologist with more than 20 years of therapeutics development and related experience in the life science industry, more recently focused in rare disease and specialty products, at companies, including Aptalis Pharma, Johnson & Johnson and Eli Lilly & Company.

•                  James R. Englund, CPA, CMA, has nearly 30 years of experience in finance and accounting fields, with nearly 15 years in pharmaceutical industry finance for commercial-stage companies, including Auxilium Pharmaceuticals, Inc., where he most recently served as corporate controller for nearly 10 years. Jim has also held positions at IMS Health Corporation and Aventis Behring Corporation.

•                  Susan Thornton has nearly 20 years of senior regulatory affairs experience with specialty pharmaceutical companies, including Antares Pharma, Aptalis Pharma, Inc., Barrier Therapeutics and Teva Pharmaceuticals USA.

•                  Peter J. Valentinsson has more than 25 years of technical operations experience and has held positions of increasing seniority at both large pharmaceutical and biotechnology companies, including NPS Pharmaceuticals, Inc., which was recently acquired by Shire, and Schering-Plough Research Institute.

“We are excited to welcome Fred, Jim, Sue and Pete to Strongbridge,” said Matthew Pauls, president and chief executive officer of Strongbridge Biopharma.  “Collectively, their rare disease and specialty therapeutic expertise brings to Strongbridge the caliber of experience and passion that we need to accelerate the Company’s growth and ability to achieve upon its vision of addressing unmet needs for the rare disease community,” Pauls added.

Strongbridge Provides Update on Cash Position

As of September 30, 2015, Strongbridge had pro forma cash and cash equivalents of $62.2 million, which included proceeds from the U.S. IPO offering that priced on October 16,

2015. The Company believes it has sufficient existing cash and cash equivalents to fund planned operations into 2017.

About Strongbridge Biopharma

Strongbridge Biopharma’s strategic focus is to build a biopharmaceutical company focused on the development, in-licensing, acquisition and eventual commercialization of complementary product candidates across multiple franchises that target rare diseases. Strongbridge Biopharma’s lead product candidate, COR-003 (levoketoconazole), is a cortisol inhibitor that is currently being studied in the global Phase 3 trial for the treatment of endogenous Cushing’s syndrome. COR-003 and COR-005 have received orphan designation from both the European Medicines Agency and the U.S. Food and Drug Administration, and the Company is pursuing orphan designation for COR-004. Strongbridge Biopharma recently expanded its rare endocrine disease franchise with the completion of transactions for two Phase 2 product candidates: COR-004, a novel second-generation antisense compound, which is in clinical development for the treatment of acromegaly and designed to block the synthesis of growth hormone receptor (GHr), thereby reducing levels of insulin-like growth factor-1 (IGF-1) in the blood; and COR-005, a next-generation somatostatin analog (SSA) with a unique receptor affinity profile, being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s disease and neuroendocrine tumors. Strongbridge Biopharma’s intent is to independently commercialize its rare endocrine assets in key global markets.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, are forward-looking statements. These statements relate to future events and involve known and unknown risks, including, without limitation, uncertainties regarding Strongbridge’s strategy, plans, future financial position, outcomes of product development efforts and objectives of management for future operations. The words “anticipate,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. The forward-looking statements contained in this press release are made as of the date of this press release, and Strongbridge Biopharma does not assume any obligation to update any forward-looking statements except as required by applicable law.

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